First BanCorp.
1519 Ponce de Leon
San Juan, Puerto Rico 00908-0146
August 24, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Todd Schiffman, Assistant Director

Re:	First BanCorp. Registration Statement on Form S-1 (No. 333-165252)
Dear Mr. Schiffman:
     In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), First BanCorp. (the “Corporation”) hereby requests the acceleration of the effective date of the above referenced Registration Statement on Form S-1, as amended (the “Registration Statement”), so that it will become effective on Tuesday, August 24, 2010, at 5:30 p.m. Eastern Time, or as soon thereafter as practicable. In making this acceleration request, the Corporation acknowledges that it is aware of its responsibilities under the Act. Once the Registration Statement is effective, please orally confirm the event with our counsel, Morgan, Lewis & Bockius LLP by calling Linda L. Griggs at (202) 739-5245.
     In connection therewith, the Corporation acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Corporation from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Corporation may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Linda L. Griggs of Morgan, Lewis and Bockius LLP at (202) 739-5245.

Very truly yours, FIRST BANCORP.
By:	/s/ Lawrence Odell
	Name:	Lawrence Odell
	Title:	Executive Vice President & General Counsel

cc: } Linda L. Griggs (Morgan, Lewis and Bockius LLP)